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                                   UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                   SCHEDULE 13D

                   Under the Securities and Exchange Act of 1934
                                 (Amendment No.1)*

                        American Industrial Properties REIT
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                                 (Name of Issuer)

                           Shares of Beneficial Interest
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                          (Title of Class of Securities)

                                    026791-10-3
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                                  (CUSIP Number)

                     Mark C. Krantz, Kohrman Jackson & Krantz,
             1375 East 9th Street, Cleveland, Ohio 44114, 216-736-7204
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             (Name, Address and Telephone Number of Person Authorized
                      to Receive Notices and Communications)

                                  August 23, 1995
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              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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
                                   SCHEDULE 13D
CUSIP NO. 74435P-20-3
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1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Black Bear Realty, Ltd.
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                 (a) [x]
                                                                       (b) [ ]
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3    SEC USE ONLY

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4    SOURCE OF FUNDS*
     AF
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) or 2(e)                                                 [ ]
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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Ohio
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       NUMBER OF         7    SOLE VOTING POWER

        SHARES                860,800
                         ------------------------------------------------------
     BENEFICIALLY        8    SHARED VOTING POWER

       OWNED BY
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         EACH            9    SOLE DISPOSITIVE POWER

      REPORTING               860,800
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        PERSON           10   SHARED DISPOSITIVE POWER

         WITH
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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     860,800
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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     9.5%
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14   TYPE OF REPORTING PERSON*
     OO
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
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CUSIP No. 026791-10-3

     Pursuant to Rule 13d-1(f)(1), this Amendment No. 1 to Schedule 13D Statement is filed jointly on behalf of Black Bear Realty, Ltd., an Ohio limited liability company (the "Fund"), Christopher L. Jarratt of Nashville, Tennessee (the Fund and Mr. Jarratt are sometimes referred to as the "Purchasers"), and Jarratt Associates, Inc., a Tennessee corporation ("Jarratt Associates"), for the purpose of reporting (1) certain acquisitions by Black Bear Realty, Ltd. of shares of beneficial interest, $0.10 par value per share (the "Shares"), of American Industrial Properties REIT, a Texas equity real estate investment trust ("American Industrial"), and (2) the request by Mr. Jarratt for an American Industrial shareholder list.

Item 3.   Source and Amount of Funds or Other Consideration.

     Item 3 is amended and supplemented by the following:

     The Shares reported herein as having been acquired by the Fund were acquired for the approximate aggregate purchase price of $270,000, which was contributed to the Fund by Richard M. Osborne, the sole managing member of the Fund, from his personal funds. The Fund s obligation to Mr. Osborne for this amount is evidenced by a demand promissory note, which is attached as Exhibit
7.1 to the Schedule 13D Statement filed by the Purchasers and Jarratt Associates on September 1, 1995 (the "Original Schedule 13D").

Item 4.   Purpose of Transaction.

     The first sentence of Item 4(j) is replaced in its entirety by the following:

     (j) On September 12, 1995, Mr. Jarratt sent a letter to Charles W. Wolcott, President of American Industrial, requesting that American Industrial deliver to Mr. Jarratt an American Industrial shareholder list for the purpose of communicating with other shareholders about the affairs of American Industrial.

Item 5.   Interest in Securities of the Issuer.

     Item 5 is amended and supplemented by the following:

     (a) According to the most recently available filing with the Securities and Exchange Commission by American Industrial, there are 9,075,400 Shares outstanding.

     The Fund beneficially owns 860,800 Shares, or approximately 9.5% of the outstanding Shares. As sole managing member of the Fund, Mr. Osborne may be deemed to beneficially own such Shares.


     Mr. Jarratt beneficially owns 25,000 Shares, or less than 1% of the outstanding Shares. Jarratt Associates does not beneficially own any Shares. As a result of the ownership of Shares by Mr. Jarratt and the agreement between the Fund and Jarratt Associates which is described in the Original Schedule 13D
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CUSIP No. 026791-10-3

and attached as Exhibit 7.2 thereto, the Fund, Mr. Jarratt and Jarratt Associates may be deemed members of a group under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended. Together, the Purchasers beneficially own 885,800 Shares, or approximately 9.8% of the outstanding Shares.

     (b) Mr. Osborne as sole managing member of the Fund has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 860,800 Shares owned by the Fund.

     Mr. Jarratt has sole power to vote, or to direct the voting of, and the sole power to dispose or to direct the disposition of, the 25,000 Shares owned by him.

     (c) During the past 60 days and in addition to the transactions reported in the Original Schedule 13D, the Fund has purchased the Shares in open market transactions as set forth below:

                                                  Approximate Per Share Price
            Date                Number of Shares   (Excluding Commissions)
           ------               ----------------  ---------------------------
     September 1, 1995                 15,000               $1.75
     September 5, 1995                  4,500               $1.75
     September 6, 1995                  8,700               $1.75
     September 7, 1995                  1,600               $1.75
     September 8, 1995                  2,300               $1.75
     September 11, 1995                 2,100               $1.75
     September 12, 1995                   200               $1.75
     September 13, 1995                   900               $1.75
     September 14, 1995                98,900               $1.87
     September 15, 1995                 7,000               $1.88
     September 19, 1995               102,000               $1.88

     Mr. Jarratt has not acquired any Shares in the past 60 days.


Item 7.   Material to be Filed as Exhibits.

     Exhibit 7.4  --  Joint Filing Agreement

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CUSIP No. 026791-10-3

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 20, 1995                    BLACK BEAR REALTY, LTD.



                                     /s/ Richard M. Osborne
                                   ----------------------------------
                                   Richard M. Osborne, Managing Member




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




Dated: September 20, 1995                      /s/ Christopher L. Jarratt
                                             ----------------------------
                                             Christopher L. Jarratt


                                             JARRATT ASSOCIATES, INC.


                                               /s/ Christopher L. Jarratt
                                             -----------------------------
                                             Christopher L. Jarratt, President





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                                   Exhibit Index

     Exhibit 7.4  --     Joint Filing Agreement